ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

July 9, 2007

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX COMPLETES SPANISH MTN GEOPHYSICAL SURVEY

Acrex Ventures Ltd. ("Acrex") is pleased to announce that Aeroquest Limited has completed an airborne geophysical survey over its optioned Spanish Mountain-Hepburn Lake mineral properties located near Likely in the Cariboo region of British Columbia. The survey, which entailed 200 line kilometers of time domain electromagnetic and magnetic coverage, covers both the Hepburn Lake and Spanish Mountain portions of the properties.

The results of the airborne geophysical survey will be available in about six weeks.  The survey will assist with the identification of lithologies favourable for hosting bulk-mineable gold deposition, similar to that currently under exploration on the adjacent Skygold Ventures Ltd. and Wild Rose Resources Ltd. Spanish Mountain joint venture (JV) project.  In 2006 the JV completed an airborne geophysical survey that helped to define an extensive zone of interest that trends to the east and west towards the two Acrex properties. On the JV property the geophysical anomaly highlights the Main Gold Zone where bulk tonnage gold mineralization occurs in three stratigraphic horizons up to 500 m wide, 135 m thick and more than 2,500 m in length.

To date, the best gold-bearing intercepts from diamond drilling on the Acrex properties have been returned from samples of carbonaceous mudstone containing veined and disseminated pyrite (see Acrex news release dated January 17, 2007). The Aeroquest airborne survey will assist in defining this favorable sedimentary horizon and will show its relationship to the gold bearing horizon on the adjacent Skygold Ventures Ltd. and Wild Rose Resources Ltd property.

Acrex plans to follow-up the geophysical survey with detailed soil geochemical sampling, combined with bedrock trenching and diamond drilling.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

“T.J. Malcolm Powell”

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.